For the period ended (b) September 30, 1998
File number (c) 811-5695

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      Global Utility Fund, Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income and decrease accumulated net realized gains on investments by $321,370 relating to net realized foreign currency gains and a reclassification of dividend character. Net investment income, net realized gains and net assets were not affected by this change.